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                [REAL ESTATE ASSOCIATES LIMITED III LETTERHEAD]



July 15, 1998


RE:  REAL ESTATE ASSOCIATES LIMITED III


Dear Investor:

      Several limited partners have called or written us to tell us that they have received an unsolicited tender offer to buy their interests in REAL III from Bond Purchase LLC for $312 per $5,000 unit. The buyers represent that these purchases would be for investment purposes only.

      The General Partners are unable to value the interests because of a lack of market for them, and therefore cannot comment on the fairness of Bond Purchase LLC's offer. Limited Partners should also be aware that a sale of their interests in REAL III will have tax consequences that should be evaluated in consultation with each Limited Partner's own tax advisor.

      In addition, the General Partners of REAL III expect to solicit the consent of the Limited Partners to a proposed transaction pursuant to which several of the properties in which REAL III has invested would be sold to a real estate investment trust (the "REIT") to be organized by affiliates of the General Partners of REAL III. Proxy materials have not yet been filed with the Securities and Exchange Commission and solicitation of consents is not expected to commence until the third quarter of 1998. If the REIT transaction is consummated, limited partners would receive distributions of net sales proceeds according to their interests in the Partnership. It should be noted that the REIT transaction will be subject to a number of conditions in addition to approval by limited partners of REAL III, including completion of a proposed private placement of shares of the REIT. Accordingly, there can be no assurance that the proposed purchases by the REIT of the REAL III properties will be consummated or that, if consummated, would be on the currently proposed terms.

      Most of the limited partners have negative capital account balances with respect to their interests in REAL III. Our accountants tell us that on average, the negative capital account balance for a $5,000 investor at the end of December 1997 was approximately $8,100. This means that an investor who sold his or her unit on December 31, 1997 would recognize gain from the sale of his or her REAL III unit in an amount equal to approximately $8,412 (the $8,100 negative capital account balance plus the $312 cash sales price). This gain would be "passive" and would be offset by passive losses which such investor may have from REAL III (suspended from prior years) or other sources. Unless a limited partner has suspended or current losses available, a substantial portion of the gain would still be subject to tax liability.

      PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF SUCH A SALE ON YOUR OWN PARTICULAR SITUATION.



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REAL III



      The General Partners urge each investor to carefully consider the foregoing information before tendering his or her units to the Bond Purchase LLC. Although the offer letter states that investors cannot withdraw units which may already have been tendered, you should consult with your attorney to determine if this requirement is enforceable should you wish to reconsider your decision to tender.


                                   Sincerely,


                     National Partnership Investments Corp.



/s/ CHARLES BOXENBAUM                                  /s/ BRUCE E. NELSON
------------------------                               ---------------------
Charles H. Boxenbaum                                   Bruce E. Nelson
Chairman of the Board                                  President